August 26, 2025

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
4000 Sancar Way
Suite 420
Research Triangle, NC 27709

       Re: Data443 Risk Mitigation, Inc.
           Offering Statement on Form 1-A
           Filed August 12, 2025
           File No. 024-12649
Dear Jason Remillard:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please clarify how soon after qualification you expect to hold your initial closing, how you will inform investors of the closing(s), and whether you may terminate the offering without ever having a closing.
Risk Factors, page 3

2. Please add a risk factor discussing the company's history of filing late periodic reports and the consequences of those late filings.
Use of Proceeds, page 18

3. We note that you intend to use a portion of the net proceeds from this offering to repay certain debt. Describe the material terms of such debt and, if the debt was incurred in the past year, describe the use of the proceeds arising from the debt. Please also state whether or not the proceeds will be used to compensate or otherwise make
 August 26, 2025
Page 2

       payments to your officers or directors or any of your subsidiaries. Refer to Instruction
       6 to Part II, Item 6 of Form 1-A.
General

4. We note that in Part I the number of securities offered is listed as 1,000,000,000 at a price of $0.0005, with the aggregate offering price of $500,000. We also note that in Part II of the offering statement you disclose that you plan to sell 1,000,000,000 shares with an aggregate offering price of
$1,000,000. Please
       revise for consistency.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Eric Newlan